October 18, 2004

Edward D. Segal
Chief Executive Officer
Metron Technology N.V.
4425 Fortran Drive
San Jose, CA  95134

	Re:	Metron Technology N.V.
Preliminary Schedule 14A filed September 20, 2004
	File No. 0-27860

Dear Mr. Segal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your disclosure that, under the laws of the Netherlands, holders of Metron common shares are entitled to vote the number of shares held by them on the date of the annual meeting. Consequently, it appears that some of the holders of Metron common shares who are ultimately entitled to vote at the annual meeting may not also have been holders on the date that the ownership of Metron common shares is established in order to mail or otherwise distribute the information identified in Rule 14a-3 of the Exchange Act. Please supplementally explain how you will ensure that such persons are concurrently furnished with, or that such persons have been previously furnished with, the information identified in Rule 14a-3 before proxies are solicited from such persons.
2. Please provide the disclosures required by Item 14(b)(8) through
(11) and Item 14(c)(1) of Schedule 14A with respect to Metron, as we believe that the Item 14 disclosure requirements and related instructions that are generally applicable to acquiring companies are properly applicable to a registrant that proposes to sell all or substantially all of its assets. We also believe that those disclosure requirements are material to an informed voting decision of holders of Metron common shares. Refer to Item H.6 of the July 2001 Interim Supplement to our Manual of Publicly Available Telephone Interpretations available on our website at www.sec.gov. If you are incorporating all or a portion of that information by reference to one or more prior filings, please include a statement to that effect and identify the filing(s).
3. We note that Proposal 1 seeks shareholder approval of several matters, including the sale of substantially all of Metron`s assets to Applied Materials and the dissolution and liquidation of Metron immediately following the closing of the asset sale. Please tell us supplementally why Rule 14a-4 of Regulation 14A does not require that shareholders be given the opportunity to vote or abstain separately with respect to the asset sale and the liquidation/dissolution. Please refer to Release No. 34-31326 and the September 2004 Interim Supplement to our Manual of Publicly Available Telephone Interpretations.

Cover Page
4. Please revise to include the approximate date on which the proxy statement and form of proxy are first sent or given to security holders as required by Item 1(b) of Schedule 14A.

Summary Term Sheet
5. You currently repeat much of the same information in both your Q&A section and your summary. The Q&A should not repeat any of the information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping similar information together, view your Q&A and summary as one section.

Reasons for the asset sale - Page 4
6. Please revise this section to include a summary of your reasons for the asset sale, dissolution and related transactions, instead of merely including a cross-reference. Refer to Item 1001 of Regulation M-A. Please also similarly revise your disclosures that appear in other subsections that currently contain only cross-references, including your "Conditions to Closing" and "Termination" subsections.

Voting agreement - Page 4
7. We note that Applied Materials has entered into voting agreements with shareholders holding approximately 22% of your outstanding shares. Please revise your disclosure here and throughout your proxy statement to also disclose the beneficial ownership of the persons who entered into the voting agreements or, alternatively, supplementally confirm to us, if true, that none of the outstanding warrants, options or other rights subject to the voting agreements could be exercised prior to the annual meeting such that the underlying shares could be voted at the meeting. We note that a
Schedule 13D filed by Applied Materials indicates that the beneficial ownership of all parties to the voting agreements is approximately 31%.
8. We note that approximately 13 holders of Metron common shares signed voting agreements irrevocably appointing Applied Materials as their proxy to vote their shares in connection with the asset sale and subsequent dissolution of Metron. Please tell us supplementally the exemption(s) from the filing, dissemination and other requirements applicable to the solicitation of proxies set forth in Regulation 14A of the Exchange Act relied upon in connection with solicitation of those proxies or tell us supplementally why you do not believe those requirements were applicable to the solicitation of those proxies.

Interests of Metron`s Managing Board and Supervisory Board in the asset sale... - Page 5
9. Please revise to identify by name the persons who have the disclosed interests in the asset sale, dissolution and related transactions. Please also revise to quantify, in the aggregate and individually, the dollar amount of all cash payments and the value of all non-cash consideration and other benefits that those persons will receive in connection with the asset sale, liquidation, dissolution and related transactions.

Limitation on Metron`s ability to consider other acquisition proposals - Page 5
10. Please briefly describe the limitations on Metron`s ability to consider other acquisition proposals.

Questions and Answers Related to Proposal 1

How much cash would Metron`s shareholders receive - Page 7
11. Disclose briefly here how you calculated the estimate that the ultimate aggregate distribution to shareholders will be in the range of $4.70 to $4.79, describe any significant assumptions that underlie your estimate, and explain why the aggregate distribution amount is not presently determinable.
12. Please revise here or in another appropriate location in the summary term sheet to clarify how you will determine which holders of Metron common shares will be eligible to receive liquidating distributions. For example, will the current holders be required to retain ownership of their shares until all distributions have been made? Or will a record date or another means of determining record ownership be established for each distribution?

How will Metron`s options, warrants and convertible debentures...? -
Page 8
13. We note your disclosure that Metron may seek to redeem or prepay the outstanding convertible debentures and/or cancel the outstanding warrants in exchange for cash payments. Please revise to clarify how the amount of any such cash payments would be determined. Please also clarify why Metron would seek to negotiate the ability to make such payments, particularly since making such payments may be disadvantageous to holders of Metron common shares.

When is the asset sale to Applied Materials expected to be completed?
- Page 9
14. We note your statement that you expect the asset sale will close "shortly following" the annual meeting. Revise to provide a more precise estimate of when you anticipate the closing will occur.

Can I change my vote after I have mailed my signed proxy? - Page 10
15. We note that shareholders may submit their proxies to you by fax. Please tell us whether you have considered allowing revocations of proxies to be made by fax as well. We note that U.S. shareholders may be subject to potentially lengthy delivery delays if they are required to mail their revocations to The Netherlands.

Proposal 1

Background of the Asset Sale - Page 17
16. Please revise to discuss the material terms of each of the proposals made during the course of the negotiations. Your revised disclosure should provide shareholders with an understanding of how, when and why the material terms of the proposed asset sale evolved during the course of the parties` discussions. Your revised disclosure should include, among other things, the following:

* A brief description of the aspects of the potential transaction that were discussed on April 28, 2004, instead of just stating that "certain aspects" were discussed.
* With respect to the period from July 1 through August 16 (second paragraph on page 19) and the entries for July 23, July 28 and August 3, additional detail regarding how the negotiations evolved during that period.
* A more specific description of the issues discussed at each meeting held between July 23 and August 3, 2004.
17. We note that, during the conference call held on August 16, your chief financial officer stated that the form of transaction was influenced by Dutch law and that alternative transactions were explored (refer to page 19 of your additional soliciting materials filed on August 17). Please disclose the alternative transactions discussed and describe the features of Dutch law that resulted in the transaction being structured as an asset sale.
18. Supplementally provide copies of the materials that Perseus prepared in connection with its fairness opinion or otherwise provided to the Metron boards in connection with this transaction, including, among other things, any "board books," drafts of fairness opinions provided to the Metron boards, and summaries of all oral presentations made to the Metron boards. We may have additional comments after we review those materials.

Consideration of the Asset Sale, Dissolution and Related Transactions

	Metron`s Reasons for the Asset Sale - Page 20
19. Please describe briefly the "business, market and execution risk associated with remaining independent" the Metron boards considered, as disclosed in the first bullet point.
20. Please expand your second bullet point of this section to explain why the alternatives available to Metron were less favorable than the asset sale to Applied Materials.

Opinion of Financial Advisor to Metron - Page 23
21. Please describe more specifically the "internal financial statements and other financial and operating data" reviewed by Perseus.
22. In the last bullet point on page 24, you state that Perseus performed "other analyses" and considered "other factors" as it deemed appropriate. Please provide examples of such other material analyses and factors, or clarify that you have discussed all material analyses.
23. With respect to each analysis, discuss its meaning and significance, describe how the results obtained compare to the specific terms and value of the transaction, and compare how the results support the ultimate conclusion of fairness.


Comparable Company Analysis - Page 26
24. We note that you have defined the aggregate value of a comparable company to include the preferred stock obligations "of Metron." Please revise or advise.
25. Please add additional disclosure so that the information included in the last table on page 26 will be more readily understandable by investors. Consider providing examples of how the amounts in the table were calculated and how each column relates to another column, as appropriate.

Precedent Transaction Premiums Analysis - Page 27
26. Please revise to disclose the compensation received or to be received by Perseus in connection with providing the fairness opinion and/or in connection with any previous material relationship that existed during the past two years. Specify the amount of compensation that is contingent upon the consummation of the asset purchase transaction. Also, disclose whether Perseus is a shareholder of Metron or Applied Materials. See Item 1015(b)(4) of Regulation M-A.

Interests of Certain Persons

	Certain Employment Arrangements - Page 28
27. Please revise your disclosure to add a table that sets forth the terms of the employment agreements for all persons named, including salary and other compensation, any change of control or other bonuses (whether paid currently or to be paid in the future), and any termination or non-compete payments.

Accelerated Vesting of Stock Options - Page 29
28. Please revise the table to state the title or position held by each person listed. Please also add a column that shows the aggregate amount to be paid to each person in connection with the exercise or other termination of the outstanding options, based on your estimate of the amount to be distributed to shareholders upon liquidation.

Principal Provisions of the Stock and Asset Purchase Agreement
29. Revise this heading to indicate that you have discussed all material provisions of the plan, not just the principal provisions, and revise your disclosure as appropriate.


	Excluded Assets - Page 30
30. Please provide a more specific description of the excluded contracts mentioned in the first and fourth bullet point. We are not seeking a detailed listing of all excluded contracts; instead, we are seeking an expanded description that would allow investors to assess the nature of the obligations that will remain within Metron and that may affect the amount remaining to be distributed upon liquidation.

Expected Timing of the Asset Sale - Page 33
31. Please update the disclosure with respect to any waiting periods under antitrust laws here and on page 47.

Conditions to Closing - Page 38
32. Please expand your description of the cash, debt and working capital targets disclosed on page 39 and provide examples of each target using information from your latest available balance sheet.

	Termination - Page 40
33. Please describe the effects of termination.
34. For clarity, please indent the third, fourth and fifth bullet points as they appear to be parts of the second bullet point.

Material U.S. Federal Income Tax Consequences - Page 40
35. You may not disclaim responsibility for your disclosure. Please remove the two statements that the disclosure is "for information purposes only," which we view as an inappropriate disclaimer.

Dissolution and Liquidation of Metron - Page 49
36. Please revise to include a detailed schedule showing how you derived the $4.70 to $4.79 estimated total cash distributions per share. The schedule should include separate columns showing the calculations for each of the $4.70 and $4.79 estimated per share distribution amounts, and each column should include, among other things, the following:
* An itemization of the estimated gross cash proceeds expected to be available for payment or distribution in connection with the liquidation, including, among other things, and to the extent applicable, the estimated gross consideration to be received in connection with the asset sale, plus any additions to the asset sale consideration, less any deductions from the asset sale consideration, the total estimated net proceeds from the asset sale, the estimated amount of cash expected to be retained by Metron following the closing of the asset sale, the estimated gross proceeds from the sale of all retained assets, and all other sources of cash expected to be available for payment or distribution in connection with the liquidation;
* An itemization of all estimated payments and expenses to be made from the gross cash proceeds, including, among other things, and to the extent applicable, payments to retire outstanding indebtedness, payments to cash out outstanding options and warrants, operating expenses to be incurred between the closing of the asset sale and the dissolution, unreimbursed expenses relating to the asset sale, expenses of the liquidator, other professional fees, the cost of directors and officers` liability insurance, and any unreimbursed employee retention costs or expenses;
* The estimated net cash to be available for distribution to holders of Metron common shares;
* The number of Metron common shares expected to be outstanding at the time of the initial distribution to holders of Metron common shares; and
* The estimated per share distribution amount.
Footnote disclosure should also be included as appropriate to facilitate investor understanding of the items that appear in the schedule.
37. With a view to revised disclosure, please tell us whether you will adopt a dissolution plan in connection with Proposal 1. If so, please disclose the terms of the plan, including a discussion of any authority to amend it or revoke it.

Proposal 2

Supervisory Director Not Continuing in Office after the Annual
Meeting - Page 55
38. Please explain the asterisk appearing next to the designation
"Supervisory Director."

Duties of Management - Page 57
39. Please correct the apparently erroneous reference to an annual report on Form 10-K/A in the first paragraph.

Security Ownership of Certain Beneficial Owners and Management - Page
73
40. Please update this table to provide information as of a more recent date.
41. Please identify the natural person or persons who beneficially own the shares held by the entities included in the table on page 73.
42. We note that certain selling shareholders identified in your registration statement on Form S-3 filed on August 12 had at that time beneficial ownership of more than 5% of Metron`s common shares. We also note that those selling shareholders have not been included in the beneficial ownership table that appears in this filing.
Please tell us why you have excluded those shareholders from the table in this filing. For example, has each of those shareholders sold a sufficient number of shares such that it no longer holds in excess of 5% of the outstanding shares?

Executive Compensation

	Compensation of Managing Directors - Page 78
43. Please clarify the nature of the shareholder receivables listed in footnote 1 to this table.

Certain Transactions - Page 85
44. With respect to the advances made to Mr. Segal, please disclose whether the liquidation would be deemed a sale such that repayment of the advances would be due at that time. Alternatively, please disclose the anticipated treatment of the advances in connection with the liquidation.

Annex B.  Fairness Opinion
45. We note the statement in the penultimate paragraph that the fairness opinion is "solely for the information of the Supervisory Board and Managing Board of Directors of Metron and may not be used for any other purpose, or relied upon by any other party." Shareholders are entitled to rely on the fairness opinion. Please revise to remove this inappropriate disclaimer.

* * *

As appropriate, please revise your proxy statement in response to these comments. As required by Rule 14a-6(h), please provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that
* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Dan Duchovny at (202) 942-2962, or to me at (202) 942-7924.


							Sincerely,



							David Ritenour
							Special Counsel


cc (via fax):	Jennifer DiNucci, Esq.  (650) 849-7400

Edward D. Segal
Metron Technology N.V.
October 18, 2004
Page 1